EXHIBIT 99.(a)(5)

FOSTER WHEELER LAUNCHES NEW EQUITY-FOR-DEBT EXCHANGE

     HAMILTON, BERMUDA, June 30, 2005 — Foster Wheeler Ltd. (Nasdaq: FWLT) announced today that it has launched an exchange offer for all outstanding shares of its 9.00% Trust Preferred Securities. Under the terms of the offer, the Company is offering to exchange 2.16 of its common shares for each Trust Preferred Security. The number of 9.00% Trust Preferred Securities currently outstanding is 2,847,086. The number of common shares currently outstanding is 44,824,972. The offer will expire at 5:00 p.m. New York City time on July 29, 2005, unless extended.

     “This exchange is expected to be accretive to earnings per share for 2005 and 2006, excluding the possible one-time accounting charge and offering expenses described below,” said Raymond J. Milchovich, chairman, president and chief executive officer.

     Agreements have been executed with the holders of 1,391,522 of the Company’s Trust Preferred Securities (48.9% of the Trust Preferred Securities outstanding), committing such holders to tender in the exchange offer.

    “This is another step in our ongoing strategy to reduce leverage and therefore improve the relative competitive position of Foster Wheeler,” added Mr. Milchovich. “An exchange for all Trust Preferred Securities would result in the following pro forma effects to our April 1, 2005 balance sheet:

  A reduction of $71.2 million in consolidated debt;
  An improvement to consolidated net worth of $92.8 million; and
  The elimination of $25.5 million of deferred interest, which would accrete to a cash payment of $42.3 million due in January 2007.”

     The exchange may also result in a one-time, non-cash, accounting charge depending on the number of Trust Preferred Securities tendered and the market value of Foster Wheeler’s common shares exchanged at the time of closing of the offer. The charge would be recorded in the third quarter of 2005 and would approximate $10.6 million for a transaction involving the Trust Preferred Securities covered by the executed Agreements described above and assuming the June 29, 2005 closing price of Foster’s Wheeler’s common shares. The Company has incurred exchange-related expenses of approximately $1.6 million, most of which will be reflected in the Company’s second quarter 2005 results.

      This exchange is being conducted pursuant to Section 3(a)(9) of the Securities Act of 1933. Section 3(a)(9) applies to an issuer’s exchange of a security with its existing security holders where no commission or other remuneration is paid for soliciting such exchange.

      A copy of the Offer to Exchange and other documents relating to this exchange offer may be obtained from Morrow & Co., Inc., the Information Agent for this exchange offer. Morrow's telephone number for bankers and brokers is 800-654-2468 and for all other security holders is 800-607-0088. Contact the Information Agent with any questions on the exchange offer.

      Individuals holding their securities through brokers are urged to contact their brokers to receive a copy of the Offer to Exchange and other documents related to the exchange offer.

     Investors and security holders are urged to read the Schedule TO filed with the SEC, as amended from time to time, relating to the exchange offer because it contains important information. This Schedule and any other documents relating to the exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov, or from the information agent as noted above.

     The foregoing reference to the exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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05-047

Notes to Editor:

1.	Foster Wheeler Ltd. is a global company offering, through its subsidiaries, a broad range of design, engineering, construction, manufacturing, project development and management, research and plant operation services. Foster Wheeler serves the refining, upstream oil and gas, LNG and gas-to-liquids, petrochemicals, chemicals, power, pharmaceuticals, biotechnology and healthcare industries. The corporation is based in Hamilton, Bermuda, and its operational headquarters are in Clinton, New Jersey, USA. For more information about Foster Wheeler, visit our Web site at http://www.fwc.com.

2.	Safe Harbor Statement

This news release contains forward-looking statements that are based on management’s assumptions, expectations and projections about the Company and the various industries within which the Company operates. These include statements regarding our expectations regarding revenues (including as expressed by our backlog), liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-
looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that a variety of factors, including but not limited to the factors described under the heading “Business—Risk Factors of the Business” in the Company’s most recent annual report on Form 10-K/A and the following, could cause the Company’s business conditions and results to differ materially from what is contained in forward-looking statements: changes in the rate of economic growth in the United States and other major international economies, changes in investment by the power, oil and gas, pharmaceutical, chemical/petrochemical and environmental industries, changes in the financial condition of customers, changes in regulatory environment, changes in project design or schedules, contract cancellations, changes in estimates made by the Company of costs to complete projects, changes in trade, monetary and fiscal policies worldwide, currency fluctuations, war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided, outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure, protection and validity of patents and other intellectual property rights, increasing competition by foreign and domestic companies, compliance with debt covenants, recoverability of claims against customers and others, changes in estimates used in critical accounting policies. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us.

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06-30-05

Media Contact:	Maureen Bingert	908-730-4444
Investor Contact:	John Doyle	908-730-4270
Other Inquiries:		908-730-4000